UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENGlobal Corporation
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293306205

(CUSIP Number)

William A. Coskey

3 Dashwood Court

The Hills, Texas 78738

Tel: (512) 351-9064

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306205

1	NAMES OF REPORTING PERSONS William A. Coskey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,660 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,660 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (2)
14	TYPE OF REPORTING PERSON IN

____________

(1)

The amount reported includes 1,105,075 shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation (the “Company”) held by Alliance 2000, Ltd. (“Alliance”). As the President of BHC Management Corp., the sole general partner of Alliance, William A. Coskey may be deemed to have shared voting and/or dispositive power with respect to those shares held by Alliance. The amount also includes 7,143 unvested shares of restricted stock which were granted to Mr. Coskey in July 2023 which vest on June 30, 2024.

(2)	Based on 5,156,583 shares of Common Stock outstanding on March 29, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2024.

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CUSIP No. 293306205

1	NAMES OF REPORTING PERSONS Alliance 2000, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,075 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,075 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (2)
14	TYPE OF REPORTING PERSON PN

____________

(1)	The amount reported includes 1,105,075 shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation (the “Company”) held by Alliance 2000, Ltd.

(2)	Based on 5,156,583 shares of Common Stock outstanding on March 29, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2024.

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Item 1. Security and Issuer.

This Amendment No. 2 to the Schedule 13D filed on April 16, 2021 (the “Statement”), as amended by the Amendment No. 1 to Schedule 13D filed on June 22, 2023, relates to shares of common stock, par value $0.001 per share (“Common Stock”), of ENGlobal Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 11740 Katy Freeway – Energy Tower III, 11th Floor, Houston, Texas 77079.

Item 2. Identity and Background.

(a) This Amendment No. 2 is filed jointly by William A. Coskey, a United States citizen, and Alliance 2000, Ltd., a Texas limited partnership (“Alliance”). Mr. Coskey and Alliance are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

(b) The principal business address of each of Mr. Coskey and Alliance, as well as BHC Management Corp., the sole general partner of Alliance (“BHC”), is 3 Dashwood Court, The Hills, Texas 78738.

(c) The principal business of Alliance is investments in securities and other assets. The principal occupation of Mr. Coskey is to serve as the President of BHC. Mr. Coskey also serves as the Chairman of the Board and Chief Executive Officer of the Company. The principal business of BHC is to serve as the general partner of Alliance.

(d) Neither Reporting Person, nor BHC, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person, nor BHC, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Coskey is a United States citizen. Alliance is a Texas limited partnership. BHC is a Texas corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On August 1, 1994, the Company entered into an agreement to purchase all of the issued and outstanding shares of Industrial Data Systems, Inc., a Texas corporation, in a tax-free exchange of stock. The Company issued 593,750 shares of its Common Stock to Mr. Coskey in exchange for the consideration of 100,000 shares of Industrial Data Systems, Inc. The consideration for the issuance of 593,750 shares Common Stock of the Company to Mr. Coskey was valued at $351,131.

On October 27, 1997, Mr. Coskey and his spouse each transferred 593,750 shares of Common Stock of the Company to Alliance. No funds were exchanged for the transfer of these shares.

On June 16, 1998, Mr. Coskey and his spouse acquired an aggregate of 13 shares of Common Stock of the Company at the time the Company became listed with the American Stock Exchange. Mr. Coskey and his spouse purchased these shares of Common Stock using their own personal funds, for an aggregate purchase price of approximately $500.

From November 17, 2017 through December 8, 2017, Alliance acquired an aggregate of 21,458 shares of Common Stock of the Company through open market purchases. Alliance purchased these shares of Common Stock using its working capital, for an aggregate purchase price of approximately $135,615.

On July 12, 2023, in recognition of the services provided by members of the Company’s Board of Directors for the 2023-2024 service term, Mr. Coskey received 28,572 restricted shares of the Common Stock, valued at $80,000 based on the fair market value of the shares on the date of grant, or $2.80 per share. The shares vested and will vest, as applicable, in equal installments on September 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024.

Item 4. Purpose of Transaction.

The securities covered by this Amendment No. 2 were acquired for investment purposes.

Mr. Coskey currently serves as the Chairman of the Board and Chief Executive Officer of the Company. As the Chairman of the Board and Chief Executive Officer of the Company, Mr. Coskey may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Mr. Coskey is the beneficial owner of 1,133,660 shares of Common Stock (28,585 shares of Common Stock jointly held by Mr. Coskey and his spouse, and 1,105,075 shares of Common Stock held by Alliance, over which he may be deemed to have shared voting and/or dispositive power as the President of BHC, the sole general partner of Alliance), which represents approximately 22.0% of the outstanding shares of Common Stock of the Company (based on 5,156,583 shares of Common Stock outstanding on March 29, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2024).

(2) Alliance is the beneficial owner of 1,105,075 shares of Common Stock (all held directly by Alliance), which represents approximately 21.4% of the outstanding shares of Common Stock of the Company (based on 5,156,583 shares of Common Stock outstanding on March 29, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2024).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
William A Coskey	1,133,660	0	1,133,660	0
Alliance 2000, Ltd.	1,105,075	0	1,105,075	0

(c) None of the Reporting Persons has acquired or disposed of any securities of the Company during the 60 days prior to the filing of this Amendment No. 2.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of the Statement and any amendment or amendments thereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

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On April 24, 2024 (the “Closing Date”), Alliance entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) with the Company, pursuant to which the parties amended and restated the Credit Agreement dated June 15, 2023 (the “Original Credit Agreement”), between the Company and Alliance to, among other things, (i) modify the existing term loans in the aggregate original principal amount of $1,200,000 (the “Term Loans”) to (a) extend the maturity date to July 2, 2025, and (b) reduce the applicable interest rate from 8.5% to 8.0% per annum, and (ii) provide a revolving credit facility (the “Line of Credit”) of up to the lesser of (a) the Borrowing Base (as defined below) and (b) $1,000,000. In connection with entering into the Original Credit Agreement, (i) the Company and its subsidiaries, ENGlobal U.S., Inc., a Texas corporation, ENGlobal Government Services, Inc., a Texas corporation, and ENGlobal Technologies, LLC, a Texas limited liability company (collectively, the “Guarantors”), previously entered into a Security Agreement (the “Security Agreement”) granting a security interest in favor of Alliance on substantially all of the Company’s and Guarantors’ assets to secure all of the indebtedness and other obligations owed to Alliance under the Credit Agreement and (ii) the Guarantors previously entered into a Continuing Guaranty (the “Guaranty”) pursuant to which the Guarantors guaranteed the payment of all indebtedness owed to Alliance.

In accordance with the charter of the Company’s Audit Committee and the Company’s policy on related party transactions, the transactions contemplated by the Loan Documents (as defined below) were reviewed and approved by the Company’s Audit Committee and determined in good faith to be on terms no less favorable to the Company than could be obtained from unrelated third parties and fair to the Company and the Guarantors from a financial point of view, and were approved by all of the disinterested members of the Company’s Board of Directors.

Set forth below are certain material terms of the Amended and Restated Credit Agreement, the Security Agreement and the Guaranty (collectively, the “Loan Documents”):

Term Loans: The first Term Loan was made on June 15, 2023 in an aggregate principal amount equal to $1,000,000 in a single loan which, when paid or prepaid, may not be re-borrowed. An additional Term Loan was made on January 30, 2024 in an aggregate principal amount equal to $200,000 in a single loan which, when paid or prepaid, may not be re-borrowed. On the Closing Date, accrued and unpaid interest of approximately $72 thousand under the Term Loans and origination fees of $6,000 in respect of the Term Loans were added to the principal balance thereof.

Line of Credit: Alliance will make advances to the Company from time to time in an aggregate principal amount that will not exceed the lesser of (i) the Borrowing Base, and (ii) $1,000,000 (such amount, the “Credit Limit”), the proceeds of which will be used for working capital and general corporate purposes. The borrowing base (the “Borrowing Base”) will be an amount equal to up to 95% of Eligible Receivables (as defined in the Credit Agreement) as determined by Alliance from time to time, less any reserves established by Alliance in its sole discretion from time to time. Alliance will have the right, from time to time, in its credit judgment (i) to establish, modify or eliminate reserves against Eligible Receivables or the Borrowing Base, (ii) to decrease or increase the percentages in the definition of Borrowing Base, or (iii) to adjust any of the criteria set out in the definitions of “Eligible Receivables” or to establish new criteria. Amounts borrowed under the Line of Credit may be repaid in whole or in part and may be reborrowed, subject to the terms and conditions of the Credit Agreement.

Interest: The outstanding principal balance of the Term Loans will bear interest (computed on the basis of a 365/366-day year, as the case may be, actual days elapsed) at a per annum rate equal to 8.0%. The outstanding principal balance of the Line of Credit will bear interest (computed on the basis of a 365/366-day year, as the case may be, actual days elapsed) at a per annum rate equal to 12.0%. Interest under the Term Loans and the Line of Credit will be due and payable monthly in arrears on the last business day of each month, with any remaining accrued but unpaid interest payable at maturity.

Mandatory Prepayments: The Term Loans are required to be prepaid if the Company (i) issues any equity interests or (ii) incurs any additional indebtedness other than Permitted Indebtedness in which the aggregate capital amount raised pursuant to (i) and/or (ii) is greater than $2,000,000, then 100% of the Net Proceeds received will be paid to Alliance. The Line of Credit is required to be repaid upon receipt of all or any portion of payment from an account debtor of each Eligible Receivable included in the Borrowing Base or if the amount borrowed under the Line of Credit exceeds the Credit Limit.

Negative Covenants: The Credit Agreement is subject to negative covenants that, among other things and subject to certain exceptions, limit the Company’s ability and the ability of the Guarantors to incur indebtedness, to merge, consolidate, transfer assets or undertake certain transactions outside of the ordinary course of business, to make guarantees; to make loans, advances and investments, to make dividends and distributions, to incur liens or encumbrances, to undertake affiliate transactions and to make certain organizational changes.

Maturity Date: The Term Loans and the Line of Credit mature on July 2, 2025.

Collateral: The Company and Guarantors have granted Alliance, for the benefit of Alliance, a continuing security interest in all of the Company and Guarantors’ now-owned and hereafter acquired property and assets of every kind.

Guaranty: Each of the Guarantors jointly and severally guarantee to Alliance prompt payment of the obligations in full when due.

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The foregoing description of the Loan Documents does not purport to be complete and is qualified in its entirety by the contents of each of the Loan Documents, copies of which are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1

Joint Filing Agreement, dated as of April 16, 2021, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on April 16, 2021).

2

Amended and Restated Credit Agreement, dated as of April 24, 2024, by and between the Company, as borrower, and Alliance, as lender (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on April 25, 2024).

3

Security Agreement, dated as of June 15, 2023, by and among the Company and the Guarantors, as grantors, and Alliance, as lender (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2023).

4

Continuing Guaranty, dated as of June 15, 2023, by and among the Guarantors, as guarantors, and Alliance, as lender (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2024

/s/ William A. Coskey
William A. Coskey

Alliance 2000, Ltd.

By: BHC Management Corp., its general partner

By:	/s/ William A. Coskey
Name:	William A. Coskey
Title:	President

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